August 17, 2021

VIA EDGAR

Ms. Lisa N. Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dynamic Alternatives Fund

Registration Statement on Form N-2
File Nos. 333-255144 and 811-23652

Dear Ms. Larkin:

On behalf of the Dynamic Alternatives Fund (the “Fund”), this letter responds to verbal comments received from you on Wednesday, July 7, 2021, regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed by the Fund on June 8, 2021 (the “Registration Statement”). Accompanying this letter is Pre-Effective Amendment No. 2 to the Fund’s Registration Statement, filed pursuant to Rule 472 of the Securities Act of 1933, as amended (the “1933 Act”). Your comments and the Fund’s responses are set forth below. Capitalized terms used in this response letter but not defined herein have the same meaning as in the Registration Statement.

Prospectus

Outside Front Cover

1.	Comment: The third sentence of the second paragraph states, “In addition, the Fund may invest in non-traditional asset classes, like gold miners and master limited partnerships, through investments in publicly traded exchange-traded funds.” Please explain in plain English what is meant by “gold miners”.

Response: The requested change has been made.

2.	Comment: The fourth sentence of the second paragraph states, “On a limited basis, the Fund may also directly invest in income-producing real estate ventures, such as fully-leased or nearly fully-leased real estate, and real estate development and repositioning ventures, such as undeveloped real estate or real estate in need of rehabilitation or repair.” Based on this disclosure, it appears that the Fund will invest directly in real property. If true, please explain supplementally how such investments will be structured (e.g., through subsidiaries of the Fund or joint ventures).

Response: The Fund supplementally notes that it will not directly invest in real estate, but rather will make such investments through equity and/or debt investments in privately-held limited liability companies or corporations that primarily own and operate such real estate ventures. Accordingly, the Fund has revised the prospectus to make this point clear.

Page 31 – General Risks

3.	Comment: The “Concentration of Investments” risk factor implies that the Fund may concentrate its investments in any one industry. However, fundamental investment policy No. 7 states that the Fund will not concentrate its assets in any single industry. Accordingly, please revise the risk factor to clarify this point.

Response: The requested changes have been made.

Statement of Additional Information

Page 2 – Fundamental and Non-Fundamental Policies

4. Comment: Please revise policy #7 (relating to concentration) to remove the last clause. The Fund is required to look through underlying funds (Portfolio Funds) in order to determine compliance with its policy relative to concentration; therefore, the last clause of this policy is not needed.

Response: The requested change has been made.

Part C

Exhibit Index – Agreement and Declaration of Trust

5. Comment: The last sentence in Article IX, Section 12 states, “This Section 12 shall not apply to claims arising under federal securities laws.” This sentence was added in response to staff comments provided on the initial filing of the Form N-2 Registration Statement; however, this particular statement was intended to apply only to the exclusive forum provision of Article IX, Section 12. Please feel free to revise accordingly. In addition, please ensure that the waiver of a jury trial as described in this Section is disclosed in the Prospectus or SAI.

Response: The requested changes have been made.

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If you have any questions regarding these responses, please contact the undersigned at (608) 284-2226.

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Very truly yours, GODFREY & KAHN, S.C. /s/ Pamela M. Krill Pamela M. Krill

cc: Working Group

25582273.3

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